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FORM 4
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                              UNITED STATES SECURITIES AND EXCHANGE COMMISSION                   ----------------------------------
                                          WASHINGTON, D.C. 20549                                            OMB APPROVAL
                                                                                                 ----------------------------------
                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                      OMB Number               3235-0287
[ ] Check this box if no                                                                         Expires:         December 31, 2001
    longer subject to         Filed pursuant to Section 16(a) of the Securities                  Estimated average burden
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the                       hours per response.......... 0.5
    or Form 5 obligations         Public Utility Holding Company Act of 1935                     ----------------------------------
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
  Abbott          Sandra              L.                    8x8, Inc. -- EGHT                   Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------       Director         10% Owner
  (Last)          (First)          (Middle)    3. I.R.S. Identification   4. Statement for      ----              ---
         2445 Mission College Blvd.               Number of Reporting        Month/Year          X  Officer (give    Other (Specify
---------------------------------------------     Person, if an entity       May 1999           ----        title ---       below)
                 (Street)                         (Voluntary)                        ------------------                below)
 Santa Clara       California        95054                                5. If Amendment,          Vice President Finance and
---------------------------------------------                                Date of Original       Chief Financial Officer
  (City)           (State)           (Zip)                                   (Month/Year)           --------------------------------
                                                                                             7. Individual or Joint/Group Filing
                                                                          ------------------    (Check Applicable Line)
                                                                                                 X    Form filed by One
                                                                                                ----  Reporting Person
                                                                                                      Form filed by More than
                                                                                                ----  One Reporting Person
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                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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Common Stock                     5/18/99   S             10,000    D        $4.0625    105,287(1)(2)(3)       D

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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).


(1) Includes shares acquired under the 8x8, Inc. Employee Stock Purchase Plan.

(2) Includes 2,710 shares which may be subject to a right of repurchase in favor of 8x8, Inc. The right of repurchase lapses on a monthly basis through July 10, 1999 as long as Ms. Abbott remains an employee or consultant of the Company.

(3) Includes 15,547 shares which may be subject to a right of repurchase in favor of 8x8, Inc. The right of repurchase lapses on a monthly basis through June 24, 2000 as long as Ms. Abbott remains an employee or consultant of the Company.

                                                                                                                     SEC 1474(7-96)

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FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 4)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
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                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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Employee Stock Option        $4.50        4/9/99      A   V    10,000            (4)   4/9/2009   Common  10,000
(right to buy)                                                                                    Stock
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 4)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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                                38,000                  D
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Explanation of Responses:
(4) 1/4th of the shares vest six months after April 9, 1999, and 1/18th of the remaining shares vest on the last day of each full month thereafter.
**  Intentional misstatements or omissions of facts constitute Federal Criminal              /s/ Sandra L. Abbott
    Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)                                     -------------------------------
                                                                                             **Signature of Reporting Person

                                                                                             June 4, 1999
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Note: File three copies of this Form, one of which must be manually signed.                  Date                    Page 2
      If space provided is insufficient, see Instruction 6 for procedure.                                    SEC 1474 (3-99)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
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